April 11, 2008

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 6010

Kate Tillan

Assistant Chief Accountant

Re:	Faro Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed March 10, 2008
File No. 000-23081

Dear Ms. Tillan:

We are providing responses to your comment letter dated April 7, 2008 in sequential order corresponding to your comments.

Note 1. Summary of Significant Accounting Polices, page 40

Revenue Recognition, page 40

1. We note that your measurement systems include a measurement device, a computer and software loaded on the computer. We also note that you sell comprehensive support as well as training and technology consulting services to your customers. Please tell us, and in future filings disclose how you identify the contract elements permitting separate revenue recognition and describe how they are distinguished. Please also discuss how you allocate the arrangement consideration to the individual unites of accounting.

Response:

The Company’s measurement systems include: the measurement device, a computer and software loaded both into the computer and measurement device. We also include customer training and a one year warranty. Customer training generally occurs two to six weeks after the shipment of the product. As part of our overall customer support program, the Company also offers the customer the ability to purchase comprehensive training and consulting services through its product catalog and one-year warranties that are sold separately.

EITF 00-21, Revenue Arrangements with Multiple Deliveries, paragraph 4.a.i. refers to higher level literature to provide guidance regarding the determination of separate units of accounting and how to allocate arrangement consideration to those separate units of accounting. The arrangement or the deliverables in the arrangement that is within the scope of that higher level literature should be accounted for in accordance with that literature rather than guidance in this Issue.

The Company follows Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”) which provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. The Company has concluded that the software included in product sales is not incidental as it is essential to the functionality of the product. As a result, the entire deliverable-product, software and training-would be considered software-related and included within the scope of SOP 97-2 to determine when revenue can be recognized as follows:

Persuasive evidence of an arrangement exists.

•	Each product sale includes a purchase order from the customer and a sales contract, therefore, persuasive evidence of an arrangement exists.

Delivery has occurred

•	The software is delivered with the product. Training is not delivered. The Company has VSOE for the value and defers until delivered.

The vendor’s fee is fixed or determinable.

•	The fee is fixed in the product catalog and the product price includes all deliverables, therefore, the vendor’s fee is fixed or determinable.

Collectibility is probable.

•	The Company only extends credit to credit worthy customers and has a good record of collections, therefore, collections is probable.

The warranty is not a deliverable and would be included in the scope of SFAS 5 which provides for warranty obligations that are incurred in connection with the sale of the product. These warranties are not separately priced but are considered to be an embedded warranty included with the sale of the product and the costs are estimated and accrued at the time of sale and amortized over the one year warranty period.

Item 9A. Controls and Procedures, page 61

2. We note your disclosure that your “management has concluded that as of December 31, 2007, such disclosure controls and procedures were effective to provide reasonable assurance that the Company records, processes, summarizes and reports the information the Company must disclose in the reports the Company files or submits under the Exchange Act within the time periods specified in the SEC’s rules and forms.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response: The Company will remove the language after the word “effective” in future filings.

3. Further, we note your reference to reasonable assurance in your conclusion. Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm

Response: The Company will conform its conclusion to state: the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective at that reasonable assurance level.

As requested in your letter dated April 7, 2008, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.

Sincerely,

Keith Bair
Senior Vice President and Chief Financial Officer